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UBS V10 Currency Index with Volatility Cap

Monthly Performance Report - February 2013

●   The US dollar appreciated against major G10 currencies in February

●   Stung by the return of risk in Eurozone, investors became far more hesitant in putting euro longs back on

●   The V10 Index registered a loss of 0.5% at month-end

	AUD (-1.9%)	After dodging the financial crisis successfully Australia is now looking much more vulnerable. The commodity price boom, which is now threatened by both a rise in the US dollar, and by a structural shift in the commodity-intensity of China's growth, may further undermine the Australian dollar
Index Description	NZD (-1.5%)	Although inflationary pressures are currently subdued and is still below the RBNZ's 1-3% target band, concern is rising about surging regional house prices and household credit growth

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors

The index lost 0.5% in the month of February. Index changed its position twice during the month and ended in a long carry position. AUD, NZD and NOK were the negative performers of the index for the month. NOK which depreciated 4.4% against USD during the month had been one of the biggest underperformer amongst G10 in 2013 mainly due to economic challenges looming over Norway as well as general decrease in demand for AAA rated assets due to improving conditions in Eurozone. Since the index had long position in NOK for the majority of the month, the depreciation of the currency resulted in loss of 1.3%. Short position in EUR led to the largest increase (1.1%) for the index as the EUR sell-off after Italy's election resulted in currency depreciating by 3.7% against the US dollar. In comparison, during the month of February, the SPXT Excess Return Index increased by 1.4%.

	NOK (-4.4%)	The governor of the Norges Bank cautioned about the future economic challenges looming over Norway. Moreover, he opened the door to further rate cuts by pointing towards the implementation of macro-prudential measures in the form of a counter cyclical capital buffer
	CHF (-2.7%)	CHF depreciated 2.7% against USD in February. With Swiss consumer prices still falling, policymakers are fearful of a Japan-style deflation trap, making them wary of cutting foreign reserves
	JPY (-1.1%)	The JPY has depreciated significantly in the wake of political pressure from the new government on the Bank of Japan to double the inflation target to 2% and expand its balance sheet further
	EUR (-3.7%)	Stung by the return of risk in Eurozone, investors have become far more hesitant in putting euro longs back on. Italy's election delivered some of the worst-case outcomes which spurred a large EUR sell-off during the month
	USD	Backed by strong data and increase in risk aversion in the markets the USD appreciated against major G10 currencies in February. The last ditch attempts to avert the onset of automatic spending cuts failed in the US senate.
Source: UBS Research, UBS
	Currency	Spot[1]	Contr[2]	Currency	Spot[1]	Contr[2]
	NZD	-1.5%	-0.5%	CHF	-2.7%	0.5%
	AUD	-1.9%	-0.5%	JPY	-1.1%	0.1%
	NOK	-4.4%	-1.3%	EUR	-3.7%	1.1%

Graph 1: V10 and S&P 500 performance in February 2013

Source: UBS. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.
1) Spot performance of currency from 31 January 2013 till 28 February 2013 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.
2) Contribution to the Index return over the period resulting from the peformance of the individual currency.
Source: UBS, UBS Research
Date	Signal	High Yielding	Low Yielding
31 Jan - 25 Feb	Long	AUD, NOK, NZD	CHF, JPY, EUR
26 Feb - 27 Feb	Short	AUD, NOK, NZD	CHF, JPY, EUR
28 Feb	Long	AUD, NOK, NZD	CHF, JPY, EUR

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Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 28 February 2013

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	0.0%	-22.0%
2012	3.3%	3.9%	-1.8%	-0.9%	-5.6%	5.3%	2.5%	-1.1%	0.4%	-0.3%	1.1%	1.4%	7.9%
2013	2.1%	-0.5%											1.6%

Source: UBS

Index performance and 65 day actual volatility

Index performance and volatility filter

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Performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance based on the daily indicative bid price for a $10 par value security at month-end for the three months ending February 2013.

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day. The total return below is calculated using the February 2013 indicative bid price provided by UBS relative to the public issuance price of $10 per security. The actual return that any investor may realize if they were able to sell their product prior to expiry will depend on the actual bid price, if any, at the time of sale, which may differ substantially from the indicative bid prices provided herein, and from the expected payment at maturity based on the terms of the product.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Dec-12	Jan-13	Feb-13	Total Return
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.78	7.99	8.09*	-19.1%**
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.76	7.96	8.06	-19.4%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	7.53	7.73	7.83	-21.7%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	7.68	7.88	7.98	-20.2%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	8.44	8.65	8.76	-12.4%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	8.31	8.55	8.61	-16.0%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	8.34	8.55	8.64	-15.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-13	8.23	8.47	8.54	-16.9%

* Till 25 Feb 2013
** The Total Return in this case represents the actual loss incurred by security holders at maturity
1) Total return in the above table is not annualized
Source: UBS Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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